WebMD Health Corp. 111 Eighth Avenue 7th Floor New York, NY 10011 212.624.3700 Phone

November 6, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Stephen Krikorian

Re:	WebMD Health Corp.

Form 10-K for the Year Ended December 31, 2012

Filed March 1, 2013

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012

Filed April 30, 2013

Form 10-Q for the Period Ended March 31, 2013

Filed May 10, 2013

Form 10-Q for the Period Ended June 30, 2013

Filed August 9, 2013

File No. 001-35337

Dear Mr. Krikorian:

We received your letter dated October 1, 2013 setting forth additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in response to the letter from WebMD Health Corp. (“WebMD” or the “Company”) to the Staff dated July 18, 2013. Our responses to the additional comments are set forth below. For the convenience of the Staff, the additional comments are restated in bold prior to our responses to the comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 66

1.	We note your disclosure that you sell advertising on a CPM (cost per thousand impressions basis) where an advertiser can purchase a set amount of impressions. Although we note your response that advertising impressions resulting from aggregate page views were in excess of what you sold to advertisers and sponsors, please consider discussing the risks and uncertainties of not meeting the expected demand from advertisers and sponsors including whether the advertising fees are refundable.

Response: We manage our sales of advertising and sponsorship programs based on our expectations of the amount of page views and related advertising impressions that will be available in specific areas of our Websites sought by individual clients during relevant timeframes. We do not sell advertising and sponsorship programs that exceed anticipated availability. We are able to estimate our available advertising impressions and we only sell programs that we expect to be able to deliver based on our estimates; accordingly, we believe

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

November 6, 2013

there is minimal risk of not fulfilling programs after we have sold them. In addition, the majority of our contracts provide for WebMD to be able to extend the length of the program to allow for full delivery of the promised impressions, with no provision for refunds. Finally, many of our contracts provide for payment in arrears, not in advance of delivery of services. If we are unable to completely fulfill the delivery of an advertising or sponsorship program that does not allow for extension and was paid in advance, we would provide a refund to the client. However, both the frequency and the amount of any such refunds have, in the past, been immaterial and they are expected to remain so. Accordingly, we have not included specific disclosure about this in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section (“MD&A”) of our periodic filings with the SEC. In addition, because revenue is never recognized in advance of delivery of services, any refunds would not have any impact on recorded revenue.

We have disclosed in our periodic filings, both in MD&A and under “Risk Factors”, various other risks that could affect our ability to meet future demand from advertisers and sponsors, including factors that could affect our ability to maintain our traffic in the future. However, these risk disclosures are forward-looking and relate to our ability, if such risks were to occur, to have sufficient advertising impression availability to meet future demand, which could then affect our ability to make sales at that time, but not our ability to fulfill prior sales. For example, please see the bullet “Traffic Trends” within the “Background Information on Certain Trends and Developments Affecting Our Business” section of the MD&A included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 (the “2nd Quarter Form 10-Q”) and the first three “risk factors” in Part II, Item 1A of our 2nd Quarter Form 10-Q. Similar disclosures, updated where appropriate, will be included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 (the “3rd Quarter Form 10-Q”).

2.	We note in your response to prior comment 1 that revenue was not affected by the shift towards mobile usage because advertising impressions resulting from aggregate page views were in excess of what was sold to advertisers and sponsors. Please clarify to explain why mobile page views are not a meaningful sources of revenue. In this respect, consider adding disclosure to clarify that desktop and mobile page view trends do not currently impact revenue trends because desktop page views have been sufficient to satisfy your advertisers’ demand, and consider further discussing whether and how this trend is likely to change, including, if ascertainable, when you expect a shift may occur based on the current trajectory of desktop and mobile view trends. Please also tell us what consideration you gave to disclosing the number of paid impressions delivered and cost per impression. Disclose, if true, whether advertisers have not acquired impressions for mobile page views. Consider whether it would aid in an understanding of these trends to disclose the percentage of advertisers’ paid impressions that have been attributable each of desktop and mobile in recent periods. Finally, describe any additional metrics that you use to manage and analyze your business. We refer you to FRC 501.12(b)(1).

Response: In the 2nd Quarter Form 10-Q, we disclosed that mobile is “not yet a meaningful source of revenue” for WebMD. That remains an accurate characterization of our mobile monetization, other than tablet monetization, through the third quarter of 2013 and we expect it will remain accurate through the end of 2013. To date, demand from our advertisers and sponsors for our mobile services on smartphones has been limited, while demand for advertising and sponsorship of desktop and tablet has increased in 2013 over corresponding periods in 2012. Because of the larger screens, we are able to monetize tablet page views similarly to desktop page views.

We are unable to predict the amount of our mobile revenue from smartphone traffic in future periods because we are unable to predict when or to what extent demand from advertisers and sponsors will increase. Nonetheless, we currently have a general expectation that such demand will increase in 2014 over 2013 and view mobile monetization as an opportunity for incremental revenue. In the MD&A section of our 2nd Quarter Form 10-Q, we included disclosure under the heading “Efforts to Increase Advertising and Sponsorship Revenue from Mobile” regarding our efforts to increase mobile revenue from smartphone traffic and to explain some of the reasons why we think that the demand from advertisers and sponsors has been limited, including some factors that are industry-specific for healthcare and medical information. We will update that disclosure in our 3rd Quarter Form 10-Q and include a statement that we are unable to predict when or to what extent such demand will increase. We will also update the disclosures under the heading “Traffic Trends” earlier in the same section.

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

November 6, 2013

Finally, in our MD&A, we have disclosed the material metrics that we use to manage and analyze our business. We have not disclosed information regarding the pricing of our services and paid impressions delivered, which are competitively sensitive. In addition, our pricing varies from contract to contract based on numerous factors, including the specific services to be provided, the content areas on our websites where advertisements or sponsored content are to be displayed, the nature of any exclusivity provided, the total size of the commitment by the sponsor, and other factors. Our services for advertisers and sponsors are generally more complex and have more complex pricing than simple cost per thousand impressions pricing. Additionally, while some of our advertising and sponsorship services are priced on a cost per thousand (CPM) impression basis, other services are not, which does not allow for the number of paid impressions or the cost per impression to be meaningful key metrics for us to use to manage our business.

We appreciate the Staff’s additional comments and request that the Staff contact the undersigned at (858) 759-6008 with any questions or comments regarding this letter.

Very truly yours,

/s/ Lewis H. Leicher

Lewis H. Leicher Senior Vice President and Assistant General Counsel

cc:	Luna Bloom, Securities and Exchange Commission

Amanda Kim, Securities and Exchange Commission

Jan Woo, Securities and Exchange Commission

David J. Schlanger, Chief Executive Officer

Peter Anevski, Executive Vice President & Chief Financial Officer

Stephen Giove, Shearman & Sterling LLP